

Tyce Fitzmorris · 3rd

CEO at AlwaysNear Telehealth, Inc.

The Villages, Florida · 9 connections · **Contact info**

AlwaysNear Telehea

Santa Clara Universi

Experience

Founder - CEO

AlwaysNear Telehealth, Inc.

Jun 2010 – Present · 10 yrs 3 mos

The Villages Florida

The AlwaysNear TeleHealth Process enables seniors to "age-in-place", vastly improving their quality-of-life, significantly reducing their "family caregiver's" stress and helping bring under control the unsustainable costs of the current "reactive" approach to in-home senior healthcare. The AlwaysNear TeleHealth Process is positioned to become the standard for "proactive" in-home senior healthcare and the related substantial healthcare cost savings. According to a Medicare Study the AlwaysNear TeleHealth Process can increase a seniors longevity by 25% and reduce hospitalization by 40%. There is no known comparable process.



**ANW Executive
Summary (120215)**

Founder - CEO

Polaris Golf Systems, Inc.

Jun 2001 – Jan 2010 · 8 yrs 8 mos

Palm Beach Gardens, Fl

First PDA based GPS golf system. Over 3,000 ProTracs installed in 20 states - countries. Product was/is in operation in U.S., Dubai, Canada, Mexico

Founder - CEO

Intelligent Medical Imaging, Inc.

May 1989 – Apr 2001 · 12 yrs

Palm Beach Gardens, Fl.

FDA clearance to fully automate medical microscopic procedures to improve diagnostics, reduce labor costs. Distribution agreements with Bayer and Coulter. Product was/is in operatio in U.S., Europe, Japan. IPO in 1996 managed by Smith-Barney - high NASDAQ stock market valuation of $230 million

Founder - CEO

Vistech Corporation

Nov 1984 – Feb 1989 · 4 yrs 4 mos

Palm Beach Gardens, Fl

Fully automated high speed beverage container inspection system to improve inspection quality and reduce labor and complaint costs. Approved by Coca-Cola and other major beverage industry companies to replace human visual inspectors. Product was/is in operation in U.S., Europe, Asia.

Education



Santa Clara University

Master of Business Administration (M.B.A.), Finance, General, B

1966 – 1969

Activities and Societies: Had two children and worked full time while obtaining degree



Stanford University

Bachelor's Degree, Pre-Law Studies, B

1960 – 1964

Activities and Societies: Attended on a football scholarship. Delta Tau Delta fraternity



